NO ACT

PE 2-5-08

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040684

February 22, 2008

Received SEC
FEB 22 2008
Washington, DC 20549

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2008

Re: General Motors Corporation
Incoming letter dated February 5, 2008

Dear Ms. Larin:

This is in response to your letter dated February 5, 2008 concerning the shareholder proposal submitted to General Motors by Mark Seidenberg. We also have received a letter from the proponent dated February 12, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON FINANCIAL

Enclosures

cc: Mark Seidenberg
P.O. Box 6102
Woodland Hills, CA 91365

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 5, 2008

BY E-MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on October 5, 2007 from Mark Seidenberg (Exhibit A) from the General Motors Corporation proxy materials for the 2008 Annual Meeting of Stockholders. The proposal states:

> Be it resolved by the stockowners to recommend that the Board of Directors adopt the following policy for direct stockowner communication with directors:
>
> In every proxy statement, there shall be published a U.S. postal mailing address for each incumbent director and for each nominee for director so that stockowners can send communications. The address shall be a direct one such that no employee or other representative of the corporation (other than the director or nominee) shall handle or direct the handling of any of the mail. In implementing this policy, the Board may provide a budget to each director and nominee personally to hire clerical help to process the incoming mail and any replies.

General Motors intends to omit the proposal under Rule 14a-8(i)(7) (relates to ordinary business matters) and under Rule 14a-8(i)(10) (substantially implemented).

General Motors already provides a way for stockholders to communicate directly with the presiding director or with the non-management directors as required by Item 7(d) of Schedule 14A. Page 10 of the proxy statement for the 2007 annual meeting of stockholders described our process under Item 407(f) of Regulation S-K for handling stockholder communications with directors, stating that letters sent to designated address and marked "Attention: Presiding Director or Non-Management Directors" are sent by the corporate Secretary to those directors at least quarterly, and sooner if management believes it is appropriate. (Exhibit B) The proposal would supplement or replace this process with one that requires U.S. mailing addresses and that would ensure that the stockholder communications are not handled by GM employees. Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test as long as it was "substantially implemented." See Exchange Act Release No. 34-20091 (August 16, 1983). Significantly, the Staff has not required that a registrant take the action requested by a proposal exactly in all details but has been willing to issue no-action letters in situations where the essential objective of the proposal as has been satisfied. See, e.g., Masco Corporation (April 19 and March 29, 1999); MacNeal-Schwendler Corporation (April 2, 1999); General Motors Corporation (March 4, 1996); Northern States Power Company (February 16, 1995); E.I. duPont de Nemours and Company (February 14, 1995). The essential objective of the proposal is to provide stockholders with a way to send correspondence to directors so that it cannot be intercepted by management. Under GM's current process, non-management directors would receive mail sent to the address identified in the proxy statement at least quarterly, so that the essential thrust of the proposal has already been satisfied.

In addition, the details of where letters from stockholders should be sent and who should handle them are related to the ordinary business of GM. Rule 14a-8(i)(7) permits a company to omit a stockholder proposal from its proxy materials if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission has stated that the general underlying policy of the ordinary business exclusion is "consistent with the policy of most state corporate laws; to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Stockholder proposals may be excluded when they seek to "micro-manage" the company with a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." See Exchange Act Release No. 34-40018 (May 21, 1998).

Determining the appropriate process for handling stockholder communications—what address to furnish and who is responsible for clerical tasks in processing mail and preparing responses—is typical of the day-to-day operations of a corporation. The proposal seeks to "micro-manage" the process with a detailed scheme of U.S. mailing addresses and separate personnel and budget for handling correspondence to the directors. Such matters seem more appropriate for resolution by the Board of Directors, who approved the process described in GM's proxy statement. The Staff has referred to "improving stockholder communications" as related to ordinary business operations. XM Satellite Radio Holdings Inc. (May 14, 2007) (proposal to fine corporate officers for failing to respond promptly to stockholder correspondence). See also Lucent Technologies, Inc. (November 2, 1998) (proposal to conduct all stockholder relations functions in-house excludable as ordinary business).

The fact that the proposal deals with an issue that is related to corporate governance such as stockholder-directors relations does not prevent it from being considered ordinary business. On numerous occasions, the Staff has permitted the omission of proposals dealing with the time, location, format, or conduct of the annual meeting of stockholders on the grounds that such matters relate to ordinary business operations under Rule 14a-8(i)(7). See, e.g., Ford Motor Company (January 2, 2008) (location of annual meeting); Bank of America Corporation (December 14, 2006) (annual meeting to be held on Friday, Saturday, or Monday); Bank of America Corporation (February 16, 2006) (all stockholders entitled to attend and speak at annual meeting); The Gillette Company (February 22, 2005) (length of meeting and provision of food and promotional gifts); The Walt Disney Company (November 29, 2002) (procedure for adjourning annual meeting); AmSouth Bancorporation (January 15, 2002) (question and answer period at annual meeting). Similarly, proposals dealing with various aspects of directors' participation in board matters have been treated as related to ordinary business operations. See, e.g., Bank of America (January 14, 2008) (directors' meeting attendance records); IDACORP Inc. (December 10, 2007) (process for submission and consideration of stockholder proposals); McKesson Corporation (April 1, 2004) (disclosure of agenda and voting at board meetings); American Electric Power Company (January 27, 2003) (directors required minimum hours for preparation and attendance at Board meetings). Proposals dealing with the mundane, day-to-day aspects of directors' duties or the annual meeting have been considered properly excludable under Rule 14a-8(i)(7). The present proposal is similarly focused on the mundane, day-to-day aspects of handling stockholder correspondence with the members of the Board, and may be omitted as related to ordinary business operations.

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2008 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,

Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Mark Seidenberg

Exhibit A

To: A. Laurin
c: J. Colby

**RECEIVED**

**OCT - 5 2007**

**OFFICE OF SECRETARY**
**DETROIT**

Mark Seidenberg
P.O. Box 6102
Woodland Hills, California 91365

October 1, 2007

Ms. Nancy E. Polis
Secretary of the Corporation
General Motors Corporation
MC 482-C38-B71
300 Renaissance Center
P.O. Box 300
Detroit, Michigan 48265-3000

Dear Ms. Polis:

As a stockowner, I am submitting the enclosed resolution on fresh directors for the 2008 annual meeting. It should thus be published in the proxy statement for that meeting.

I am the current owner of 60 shares of GM common stock and 2 shares of class H common, which I have owned continuously for several years, and I intend to own these shares through the upcoming 2008 annual meeting. I intend to present the resolution either personally or by representative.

Please let me know GM management's position.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Encl: Resolution for Direct Stockowner Communication with Directors

**Resolution For Direct Stockowner Communication with Directors**

Be it resolved by the stockowners to recommend that the Board of Directors adopt the following policy for direct stockowner communication with directors:

In every proxy statement, there shall be published a U. S. postal mailing address for each incumbent director and for each nominee for director so that stockowners can send communications. The address shall be a direct one such that no employee or other representative of the corporation (other than the director or nominee) shall handle or direct the handling of any of the mail. In implementing this policy, the Board may provide a budget to each director and nominee personally to hire clerical help to process the incoming mail and any replies.

**Supporting Statement:**

Directors can't properly represent us stockowner without hearing from us directly. Directors are well paid to seek out the best interest of the corporation and its stockowners. They should welcome all communications and spend adequate time on them.

Directors need to have a direct business U. S. postal address. Directors don't usually spend much time at the corporation headquarters, and thus a postal address at the headquarters would not be appropriate and would only slow down the communication. It would also be unwise for corporate employees and management to open any mail that is addressed to any specific director, since a director could not have any realistic expectation of privacy for communications from us stockowners.

If you are unhappy with any corporate policies, or have any suggestions for improvements, you need to be able to communicate these views directly with our directors. Otherwise, the directors and nominees are unduly dependent upon the management on what is the best course of action for our corporation.

Vote YES. If the management opposes this resolution, you should ask yourself why they don't want the directors to hear directly from us stockowners.

**Exhibit B**

### Executive Sessions

The non-management directors meet in regularly scheduled executive sessions without management present at least three times each year and, in practice, much more frequently. In general, time is reserved following each regularly scheduled Board meeting should the non-management directors wish to meet in executive session. The non-management directors of the Board met in executive session nine times in 2006.

During the course of these sessions, the non-management directors review CEO performance, compensation, and succession planning; future Board agendas and the flow of information to directors; the Board's corporate governance matters; and any matters of importance to the Corporation or other issues raised by the independent directors.

### Stockholder Communication to the Presiding Director or Non-Management Directors

Stockholders wishing to communicate with the presiding director or with the non-management directors as a group may send a letter by regular or express mail addressed to the Secretary, General Motors Corporation, Mail Code 482-C38-B71, 300 Renaissance Center, P.O. Box 33118, Detroit, MI 48233-5118, Attention: Presiding Director or Non-Management Directors. All correspondence sent to that address will be delivered to those directors on a quarterly basis, unless management determines in an individual case that it should be sent more promptly. All correspondence to directors will be acknowledged by the Secretary and may also be forwarded within GM to the subject matter expert for review.

### Ethics and Conflicts of Interest

The Board expects all directors, as well as officers and employees, to act ethically at all times and to adhere to our policies set forth in "Winning With Integrity: Our Values and Guidelines for Employee Conduct." These guidelines are available on the Internet at http://investor.gm.com. Stockholders and all others wishing to obtain a copy should refer to "Communicating with GM" on page 4.

The Board will not grant or permit any waiver of GM's ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director is expected to promptly inform the Chairman and CEO and the presiding director. If a significant conflict exists that cannot be resolved, the director is expected to resign. All directors must recuse themselves from any discussion or decision affecting their business or personal interests.

### Confidentiality

Directors, like all employees, are required to maintain the confidentiality of information entrusted to them by GM or any other confidential information about GM that they receive from any source in their capacity as a director, except when disclosure is legally required or specifically authorized by the Board of Directors. Directors are expected to take all appropriate steps to minimize the risk of disclosure of confidential communications coming to them from GM as well as confidential discussions and decisions by or among directors and by or among the directors and management. All discussions occurring at Board or Committee meetings are deemed confidential, except to the extent that disclosure may be legally required. Directors may not use confidential information for their own personal benefit or for the benefit of persons or entities outside the Corporation or in violation of any law or regulation including insider trading laws and regulations. These responsibilities with regard to confidential information apply to directors during and after their service on the Board. For purposes of this policy, "confidential information" is all non-public information relating to GM including, but not limited to, information that could be useful to competitors or otherwise harmful to GM's interests or objectives if disclosed.

### Director Orientation and Continuing Education

The Board and management, on the recommendation of the Directors and Corporate Governance Committee, are responsible for providing an orientation for new directors and for periodically advising all directors on subjects that would assist them in discharging their duties. Each new director goes through a comprehensive orientation process to become familiar with GM's business plans, financial matters, strategies, challenges, vision, core values and ethics, corporate governance practices, and other key policies and practices through a review of background material and meetings with senior management. In addition, directors have the opportunity to visit GM's facilities and auto shows. All directors are encouraged to attend, at GM's expense, director continuing education programs sponsored by educational and other institutions.

**Mark Seidenberg**
P. O. Box 6102
Woodland Hills, California 91365

RECEIVED
2008 FEB 19 AM 11:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 12, 2008

Office of Chief Counsel
U. S. Securities and Exchange Commission
100 F Street NW
Washington, D. C. 20549

Re: Stockowner resolution at General Motors Corporation

Dear Ladies and Gentleman:

This is in reply to the letter of February 5, 2008, from Anne T. Larin, Attorney and Assistant Secretary of General Motors Corporation, in which she states management's intention to omit my resolution from the proxy statement for the upcoming annual meeting.

Her two objections are not valid.

She asserts that the proposal has already been "substantially implemented". This is untrue for four reasons. GM's policy (1) allows management to search through all of the correspondence to directors, (2) fail to send selective correspondence to directors, (3) delay delivery of "appropriate" correspondence up to 3 months, and (4) fail to provide for addresses for insider directors. My proposal differs in all four substantial areas.

She also asserts that the communications between stockowners and directors are mere "ordinary business" and not worthy of being subject to advisory votes by the stockowners. This is preposterous.

Corporate governance is not "ordinary business". "Ordinary business" is the business of producing the goods and services of the company. Corporate governance is the relationship of the stockowners and the corporation and its directors and officers.

Directors cannot ethically discharge their fiduciary duties to the corporation and the stockowners if they cannot hear directly from their constituents—the stockowners—in a timely and unobstructed manner. This concept should be a bedrock policy for the SEC to uphold. It is inconceivable to think that the interception, screening, censoring, and delay of communication between stockowners and directors contribute anything but hindrance to our system of publicly-traded securities.

You are urged to reject GM's request.

Sincerely,

Mark Seidenberg

Mark Seidenberg

Cc: Anne T. Larin

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: General Motors Corporation
Incoming letter dated February 5, 2008

The proposal recommends that the board adopt a policy that every proxy statement shall contain a direct postal mailing address for each director.

There appears to be some basis for your view that General Motors may exclude the proposal under rule 14a-8(i)(7), as relating to General Motors' ordinary business operations (i.e., procedures for enabling shareholder communications on matters relating to ordinary business). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which General Motors relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END